[redacted]

08028659

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crédit Agricole Cheuvreux North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 15th floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Franzen **(212) 468-7227**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
FEB 29 2008
803

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa Franzen, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Crédit Agricole Cheuvreux North America, Inc., as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801348
Certificate filed in Nassau County
Commission Expires April 30, 20 9

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Crédit Agricole Cheuvreux North America, Inc.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm....................1
Statement of Financial Condition....................2
Notes to Financial Statements....................3

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Crédit Agricole Cheuvreux North America, Inc.

We have audited the accompanying statement of financial condition of Crédit Agricole Cheuvreux North America, Inc. (the Company), as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Crédit Agricole Cheuvreux North America, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2008

Crédit Agricole Cheuvreux North America, Inc.

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	31,831,533
Receivables from customers		24,946,414
Receivables from brokers, dealers and others		37,979,070
Receivables from Parent and affiliates		2,835,564
Fixed assets, at cost (net of accumulated depreciation of $529,382)		611,756
Other assets		584,483
Total assets	$	98,788,820
Liabilities and stockholder's equity		
Liabilities:		
Payables to customers	$	37,910,026
Payables to brokers, dealers and others		24,946,414
Payables to Parent and affiliates		11,335,443
Accounts payable, accrued expenses and other liabilities		1,125,589
		75,317,472
Liabilities subordinated to claims of general creditors		10,000,000
Stockholder's equity:		
Common stock (1,000 shares authorized; 2 shares issued and outstanding; no par value)		8,194,985
Retained earnings		5,276,363
Total stockholder's equity		13,471,348
Total liabilities and stockholder's equity	$	98,788,820

See accompanying notes.

Crédit Agricole Cheuvreux North America, Inc.

Notes to the Financial Statements

December 31, 2007

1. Organization

Crédit Agricole Cheuvreux North America, Inc. (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), is a member of the NASDAQ stock exchange, is a member of the NYSE Arca Exchange and is registered with the Ontario Securities Commission. The Company is a direct wholly owned subsidiary of Crédit Agricole Cheuvreux S.A. (the Parent), which itself is a wholly owned subsidiary of Calyon S.A. (Calyon - Paris). Calyon - Paris is a wholly owned subsidiary of Crédit Agricole S.A.

The Company markets foreign securities to United States (US) and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in US securities on behalf of US and foreign institutional customers on a fully disclosed basis through a registered US broker-dealer.

2. Significant Accounting Policies

Basis of Preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with original maturities of less than ninety days.

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the estimated useful life of three to five years.

2. Significant Accounting Policies (continued)

Receivables from and Payables to Customers, Brokers, Dealers and Others

Amounts payable to and receivable from affiliates and brokers and dealers represent unsettled securities transactions denominated in foreign currencies that have been translated at year-end foreign exchange rates. Net foreign translation gain is included in other revenues on the Statement of Income.

Income Taxes

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No.109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

3. Recently Issued Accounting Standards

FSP FIN 48-2 Issued-Delays FIN 48, Effective Date for Certain Nonpublic Companies. On February 1, 2008, the FASB issued FSP FIN 48-2, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises, deferring the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), for certain nonpublic enterprises (as defined by paragraph 289 of FASB Statement No. 109, Accounting for Income Taxes). Nonpublic consolidated entities of public enterprises that apply U.S. GAAP are not eligible for this deferral nor are nonpublic enterprises that have issued a full set of annual financial statements incorporating the recognition, measurement, and disclosure requirements of FIN 48 prior to the issuance of this FSP. The FSP defers the effective date of FIN 48 for eligible entities until annual financial statements for fiscal years beginning after December 15, 2007. Management does not expect the adoption of this statement to have a material impact on these financial statements.

4. Receivables from and Payables to Brokers, Dealers and Others

At December 31, 2007, Receivables from and Payables to Brokers, Dealers and Others comprised of the following:

Assets:	
Receivables from brokers, dealers and others:	
Securities failed to deliver	$ 37,566,885
Commissions receivable	307,037
Clearing broker receivable	105,148
Total	$ 37,979,070
Liabilities:	
Payables to brokers, dealers and others:	
Securities failed to receive	$ 24,946,414
Total	$ 24,946,414

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Transactions that were not settled at December 31, 2007, have either subsequently settled or have no material effect on the Statement of Financial Condition.

5. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

6. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* (SFAS No. 109) on a separate company basis. During the year from January 1, 2007 through December 31, 2007, the Company was a wholly owned subsidiary of the Parent, a foreign corporation domiciled in France.

As of December 31, 2007, the Company has recorded a deferred tax asset of $401,418, primarily related to deferred compensation, which is included within other assets in the Statement of Financial Condition.

7. Related Party Transactions

As of December 31, 2007, related party balances included in the Statement of Financial Condition consist of the following:

Assets:	
Receivables from brokers, dealers and others	$ 37,566,885
Receivables from Parent and affiliates	2,835,564
Total	$ 40,402,449
Liabilities:	
Payables to brokers, dealers and others	$ 24,946,414
Payables to Parent and affiliates	11,335,443
Subordinated borrowings	10,000,000
Total	$ 46,281,857

The Company entered into service agreements with its affiliates for executing and clearing transactions. Under the service agreements, for all services rendered by the Company to its affiliates, the Company will receive an agency facilitation fee at an agreed rate.

The Company has, under two cash subordination agreements approved by the Financial Industry Regulatory Authority, borrowed $10 million (principal balance of $5 million for each loan) from the Parent at an interest rate based on the London Interbank Offered Rate (LIBOR) plus 0.25% per annum. The notes will mature on December 31, 2010. There were no changes in subordinated borrowings during the year.

This cash subordination, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the ultimate resolution of such

8. Commitments and Contingencies (continued)

litigation will not have a material adverse effect on the Company's financial position or results of operations. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45) which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the U.S. clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, no losses were incurred for the period. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by Calyon - New York Branch that provides retirement benefits to eligible employees.

Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. During 2004, this plan was frozen and consequently, no additional benefits were provided.

The Company also participates in two defined contribution plans. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 14%, subject to the maximum allowable contribution as established by the Internal Revenue Code (the Code). The Company makes annual matching contributions. Matching contributions are based on the sum of (a) 100% of the first aggregate contributions made not exceeding 3% of the annual eligible base pay and (b) 50% of the remaining aggregate contributions made not to exceed 6%. Matching contributions will not exceed more than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their and the plan sponsor's contributions, and earnings thereon, in the plan.

9. Employee Benefit Plans (continued)

The Money Purchase Pension Plan provides benefits to eligible employees equal to 5% of his/her eligible compensation subject to certain limitations prescribed by the Code. A participant's interest in all contributions and earnings are 20% vested after two years of service, then 20% more for each year thereafter.

10. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for US and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the Statement of Financial Condition.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

During the year, the Company paid a dividend of $2,471,812 to the Parent.

At December 31, 2007, the Company had net capital of $18,022,793 which was $17,772,793 in excess of the required net capital of $250,000.

END